Exhibit 99.1

ORION ENGINEERED CARBONS ANNOUNCES RESIGNATION OF HEAD OF INNOVATION

LUXEMBOURG–December 8, 2014–Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that Dr. Barry Snyder will resign from his position as Senior Vice President, Innovation, effective December 31, 2014, for personal reasons.

Orion has begun the process of identifying a successor to Dr. Snyder.

“Over his tenure, Barry played a key role in the transformation of Orion’s research and development function to a commercially-oriented, highly results focused team, that has and will continue to support our strategic growth. I thank Barry for his contributions to Orion, and wish him well in his future endeavors,” said Jack Clem, the Company’s Chief Executive Officer. “The projects, procedures and talent Barry has put in place will ensure that the current transition is seamless.”

About Orion Engineered Carbons

Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,360 employees worldwide, Orion Engineered Carbons runs 14 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

Contact

Orion Engineered Carbons S.A.

Investor Relations

Diana Downey, +1 832 445-3865

Investor-Relations@orioncarbons.com